Proteon Therapeutics, Inc.

200 West Street
Waltham, MA 02145

(781) 890-0102

February 5, 2019

Via EDGAR and FedEx

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Donald E. Field

RE:	Proteon Therapeutics, Inc.
Registration Statement on Form S-3
SEC File No. 333-228865

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Proteon Therapeutics, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effectiveness of the Company’s above-referenced Registration Statement on Form S-3, as amended, be accelerated to 4:00 p.m. Eastern Time, on February 7, 2019 or as soon as practicable thereafter.

Should you have any questions regarding this request, please do not hesitate to contact Tara R. McElhiney at (713) 890-5732 of Morgan, Lewis & Bockius LLP, counsel to the Company.

Sincerely,

PROTEON THERAPEUTICS, INC.

/s/ George A. Eldridge

Name: George A. Eldridge

Title: Senior Vice President, Chief Financial

Officer, Treasurer and Assistant Secretary

cc:	Matthew Kowalsky, Proteon Therapeutics, Inc.
Julio E. Vega, Morgan, Lewis & Bockius LLP
Tara R. McElhiney, Morgan, Lewis & Bockius LLP